UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 11, 2008

ANTICUS INTERNATIONAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Nevada	333-101420	98-0375504
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1155 Rene-Lévesque Quest, Suite 2500
Montreal, Quebec, Canada H3B 2K4
(Address of principal executive offices)

(514) 992-1391
(Issuer's telephone number)

(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 4 - Matters Related to Accountants and Financial Statements
Item 4.01. Change in Registrant's Certifying Accountant.

Dismissal of Independent Accountants

Effective as of November 11, 2008 (the "Effective Date"), Jonathon P. Reuben CPA, an Accountancy Corporation ("JPR") was dismissed as the independent registered public accounting firm of Anticus International Corporation hereinafter, the "Registrant".

JPR's report on the Registrant's financial statements for the past two (2) fiscal years, as well as the subsequent interim period through the Effective Date, did not contain an adverse opinion or a disclaimer of opinion, and was not qualified as to uncertainty, audit scope, or accounting principles, with the exception that a qualified opinion expressing assumptions that the company would continue as a "Going Concern" has been issues in each of the past two years"

The dismissal of the independent registered public accountants was approved by the Registrant's Board of Directors effective as of the Effective Date.

During the Registrant's most recent two (2) fiscal years, as well as the subsequent interim period through the Effective Date, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

During the Registrant's most recent two (2) fiscal years, as well as the subsequent interim period through the Effective Date, JPR did not advise the Registrant of any of the matters identified in Item 304(a)(1)(v)(A) - (D) of Regulation S-K.

The Registrant has requested JPR to furnish a letter addressed to the SEC stating whether it agrees with the statements made by the Registrant and, if not, stating the respects in which it does not agree. A copy of the letter is attached hereto as Exhibit 16.1.

Appointment of New Independent Accountants

Effective as of the Effective Date, the Board of Directors of the Registrant approved the engagement of RSM Richter LLP ("RSM") as its independent registered public accounting firm to audit the Registrant's financial statements. The Registrant did not consult RSM on any matters described in Item 304(a)(2) of Regulation S-K during the Registrant's two (2) most recent fiscal years or any subsequent interim period prior to engaging RSM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Anticus International Corporation

Date: November 12, 2008

By: \s\ Daniel Trudeau, President
Name: **Daniel Trudeau**
Title: President and CEO